UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2019, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S. Group Profit
Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2019 and 2018, Statements
of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2019, 2018,
and 2017 and  Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2019 and 2018	3

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2019, 2018 and 2017	4

Notes to Financial Statements	5-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France).

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") as of June 30, 2019 and 2018, the related statements of changes in net assets available for benefits for the year ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2019 and 2018, and the changes in net assets available for benefits for the year ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Associés
/s/Deloitte & Associés
Paris-La Défense, France
September 26, 2019
We have served as the auditor of the Plan since 2003

PROCTER & GAMBLE HOLDING FRANCE SAS GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE) STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS JUNE 30, 2019 AND 2018

(All numbers in Euros)	2019	2018

ASSETS:
Participant-directed investments	63 687 813	60 545 396
Non participant-directed investments	103 363 105	80 943 591

Total investments	167 050 919	141 488 987

Receivables:
Participant contribution	831 192	1 594 174
Employer contribution	3 683 038	3 372 732

Total receivables	4 514 230	4 966 906

NET ASSETS AVAILABLE FOR PLAN BENEFITS	171 565 149	146 455 892

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

All numbers in Euros)	2019	2018	2017
ADDITIONS:
Contributions:
Participant contributions	4 096 832	3 562 206	8 258 850
Employer contributions	6 352 529	6 549 900	3 981 000
Total contributions	10 449 362	10 112 106	12 239 851
Investment (loss) income:
Increase (decrease) in unrealized appreciation in "The Procter & Gamble Company" common stock	27 051 934	(12 426 752)	(3 764 225)
Increase (decrease) in unrealized appreciation in other investments	(1 421 189)	207 987	2 581 620
Realized gain (loss) on sales of The Procter & Gamble Company common stock	6 710 503	1 154 023	4 220 000
Realized gain (loss) on sale of other investments	3 555 753	2 218 709	2 686 753
Dividends from The Procter & Gamble Company common stock	2 062 327	1 941 935	2 103 947
Other income (expense)	(4 722)	35 709	41 704
Net investment (loss) income	37 954 607	(6 868 389)	7 869 799
Total additions	48 403 968	3 243 717	20 109 650

DEDUCTION—Benefits paid to participants	23 294 712	14 204 282	20 546 663

NET INCREASE (DECREASE)	25 109 256	(10 960 565)	(437 013)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	146 455 892	157 416 457	157 853 470
End of year	171 565 149	146 455 892	157 416 457
(1) NB: the presentation has changed in 2018. The employer complementary contributions are now reported under “employer contributions” different from prior years. A similar presentation for 2017 would result in the following breakdown (not impacting the total value of contributions):

2017
Participant contributions	3 758 268
Employer contributions	8 481 583
Total contributions	12 239 851

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND 2018 AND FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN
The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document and their country’s Plan supplement for more complete information.

General — The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France S.A.S.) together with its directly or indirectly wholly-owned subsidiaries, and those subsidiaries’ respective Comités d’Entreprise (“Employee Committees”), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on January 1, 2015 and was signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S (together, “P&G France”) and their related Employee Committees.  An amendment to the Plan to increase the Employer’s matching contribution was implemented as of FY 18/19, signed by the same parties.

In addition to the Plan, a collective Pension Savings plan (“PERCO”) was established for Procter & Gamble Holding France S.A.S and the following subsidiaries: Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S, Procter & Gamble Blois S.A.S, and Procter & Gamble Seine S.A.S. The PERCO is in place since January 1st 2013 for the aforementioned entities. The PERCO was established in June 2016 for Procter & Gamble Amiens S.A.S.

Procter & Gamble Holding France S.A.S. is directly or indirectly a wholly-owned subsidiary of The Procter & Gamble Company (the “Parent”). The Plan and the PERCO are subject to the laws and regulations of France. The assets of the Plan and of the PERCO are invested in five “Fonds Commun de Placement d’Entreprise” (“FCPE”) which are registered investment funds reserved to employees of P&G France subject to the laws and regulations of France. The plan’s financial statements are a combination of the 5 FCPE.

Administration — Administration of the Plan and of the PERCO are jointly executed by Procter & Gamble Holding France S.A.S. and Natixis Investments Managers International (previously Natixis Asset Management), the fund manager. The five FCPE are under the supervision of the Conseils de Surveillance (“Monitoring Committees”) which are composed of both employee and employer representatives of P&G France.

Participants Accounts and Investments Options — An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE’s do not pay dividends. Participants are permitted to invest certain contributions into any of the five FCPE’s; however, certain other contributions from employees and from P&G France are mandatorily invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE except that “blocked” amounts may not be transferred out of FCPE Groupe Procter & Gamble (Option D).

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

•
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in Eurozone securities and with a maximum of 10% in interest rate products.

•
FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is primarily invested in Eurozone monetary products or in mutual funds which invest primarily in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 60% in securities (Europe, United States, Asia and emerging countries) and with a maximum of 10% invested in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested at least at 90% in The Procter & Gamble Company common stock and with a maximum of 10% invested in US/Euro zone monetary products.

•
FCPE Groupe Procter & Gamble (Option F) – The prospectus indicates that this fund is invested at 80% in International bonds or in mutual funds which invest in International bonds, at 20% in “socially responsible investment” Euro bonds or in mutual funds which invest in “socially responsible” Euro bonds.

For the PERCO, investments in Option D are not possible. The other Options are accessible at the discretion of the employee.

Contribution and Vesting — Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

Employees’ Contributions:

- Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

- Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the five FCPE’s.

Employers’ Contributions:

- Employer matching contributions – P&G France makes a matching contribution between 50 and 100 percent, based on employees’ voluntary periodic contributions, with a maximum threshold of € 157.50. These matching contributions are automatically invested in Option D.

- Profit Sharing – P&G France calculates and distributes profit sharing contributions according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee in one of the five FCPE’s. If no investment direction has been given by an employee, amounts are automatically invested as per the last investment choice or, by default, in Option B.

- Incentive compensation – P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option to receive these amounts immediately, or to contribute these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee in one of the five FCPE’s, or automatically invested as per the last investment choice.

All contributions are immediately 100 percent vested.

Contributions to the PERCO can be made by the employees through i) voluntary periodic contributions, ii) investment of the profit sharing contribution and iii) valorisation of remaining vacation days (up to 10 per fiscal year).

Withdrawals — All contributions to the Plan are “blocked” for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw “blocked” contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement was renewed by written agreement between P&G France and their related Employee Committees in December 2014 with effective date January 1st, 2015 for an indefinite period. However, any party has the right to terminate the agreement at any time.
In the event of Plan termination, the FCPE’s will either remain active or will be merged with other FCPE’s. Thus, Plan participants will have the option to withdraw “unblocked” amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Employer and participant’s contributions reflect the estimated total investments in the Plan, based on prior year behavior.
Risks and Uncertainties — The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Plan Investments – The Plan’s investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE’s are determined by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE’s underlying investments, less any liabilities.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.

Fair value measurements – ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set as a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table sets forth by level within the hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2019.

	2019			2018
Asset Group (All numbers in Euro)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
The Procter & Gamble Company common stock	103 363 105			80 943 591
Other investments	63 687 813			60 545 396
TOTAL	167 050 919			141 488 987

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.
Contributions Receivable – Contributions that are pending transfer to the Fund manager as of June 30, 2019 and 2018 are recorded as contributions receivable to the Plan in the accompanying financial statements.
Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid at June 30, 2019 and 2018.

3.	INVESTMENTS

Investments held by the Plan at June 30, 2019 and 2018 were as follows:
	2019		2018
(All numbers in Euros)	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros
Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	220 517	24 513 731	225 668	23 989 280
• Groupe Procter & Gamble Obligations (Option B)*	613 102	17 133 493	589 935	16 530 768
• Groupe Procter & Gamble 5000 (Option C)*	672 192	18 191 648	656 859	16 969 674
• Groupe Procter & Gamble (Option D)*	395 816	103 363 105	455 970	80 943 591
• Groupe Procter & Gamble (Option F)*	2 269 128	3 848 941	1 900 696	3 055 674

Total investments		167 050 919		141 488 987

*Represents investments which exceed five percent of net assets available for benefits

The Plan’s investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2019, 2018 and 2017:
(All numbers in Euros)	2019	2018	2017

The Procter & Gamble Company Common stock (FCPE Option D)
Cost	44 584 589	49 217 008	47 414 745
Market value	103 363 105	80 943 591	91 568 080
Unrealized appreciation (depreciation)	58 778 516	31 726 583	44 153 335

(Decrease) increase in unrealized appreciation	27 051 934	(12 426 752)	(3 764 225)

Other investments (FCPE Option A, B, C, F)
Cost	58 344 670	53 781 063	53 616 606
Market value	63 687 813	60 545 396	60 172 951
Unrealized appreciation (depreciation)	5 343 144	6 764 333	6 556 345

Increase (decrease) in unrealized appreciation	(1 421 189)	207 987	2 581 620

The realized gain (loss) on the sales of the Plan’s investments for the years ended June 30, 2019, 2018, and 2017 was determined as follows:

(All numbers in Euros)	2019	2018	2017
The Procter & Gamble Company Common stock
Proceeds on sales of shares	15 464 409	4 338 834	10 233 617
Cost	8 753 906	3 184 811	6 013 616
Realized (loss) gain	6 710 503	1 154 023	4 220 000

Other investments
Proceeds on sales of shares	41 470 044	24 496 803	45 516 680
Cost	37 914 291	22 278 094	42 829 927
Realized (loss) gain	3 555 753	2 218 709	2 686 753

4.	NON-PARTICIPANT - DIRECTED INVESTMENTS
FCPE Option D is considered to be non-participant directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent’s stock.
Information about the net assets and the significant components of the changes in net assets relating to the non- participant directed investments as of June 30, 2019, 2018 and 2017 is as follows:
(All numbers in Euros)	2019	2018	2017
Net assets:
P&G Company Stock (FCPE Option D) – beginning of year	80 943 591	91 568 080	94 513 447
Changes in net assets:
Net appreciation (depreciation) in fair value of investments	35 821 429	(9 333 914)	2 557 589
Participant contributions	3 584 753	3 120 526	4 806 321
Employer contributions	3 085 651	3 340 972	2 841 577
Benefits paid to participants	(20 072 319)	(7 752 073)	(13 150 855)
Net change	22 419 515	(10 624 490)	(2 945 367)

P&G Company Stock (FCPE Option D)—end of year	103 363 105	80 943 591	91 568 080

5.	PLAN PARTICIPANTS
As of June 30, 2019, the Plan had 2,000 participants investing in the Plan (vs 2,051 as of June 2018) whereas 768 employees (730 as of June 30, 2018) chose to collect their year group profit sharing rather than invest in the plan.

6.	TAX STATUS
The Plan and the underlying FCPE’s are subject to the tax laws of France. The Plan and the underlying FCPE’s are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

7.	RELATED PARTY TRANSACTIONS
At June 30, 2019 and 2018, the plan held 1,073,210 and 1,209,090 shares respectively, of common stock of the Procter & Gamble Company, the sponsoring employer with a cost basis of € 44 584 589 and € 49 217 008 respectively and a fair value of € 103 363 105 and € 80 943 591 respectively.
During the years ended June 30, 2019, 2018 and 2017, the Plan recorded dividend income from common stock of the Procter & Gamble Company of € 2 062 327, € 1 941 935 and € 2 103 947 respectively.
During the years ended June 30, 2019, 2018 and 2017, the Plan’s investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by € 21 335 685, by € - 11 272 729 and € 455 775 respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 26, 2019.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

By: /s/ Benjamin Binot
       Benjamin Binot
                               President
                               Procter & Gamble Holding France S.A.S. Group Profit Sharing,
                               Incentive and Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.

      23                                   Consent of Deloitte & Associés